# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Permian Basin Royalty Trust, CIK 0000319654
CUSIP: 714236106
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: 3838 Oak Lawn Ave, Suite 1720, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 10/09/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-098559
Filed by CIK 0001803391
Persons authorized to receive notices and communications: Eric L. Oliver, c/o SoftVest Advisors, LLC, 400 Pine Street, Suite 1010, Abilene, Texas (TX), 79601, (650) 516-4310

## Reporting persons
- SoftVest Advisors, LLC (CIK 0001803391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.
- SoftVest GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025. SoftVest GP I, LLC is the general partner of, and may be deemed to beneficially own securities owned by, SoftVest, L.P.
- SoftVest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.
- Eric L. Oliver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 17,000 Units of Beneficial Interest held by family members of and partnerships for the benefit of the family of Eric L. Oliver. Mr. Oliver disclaims beneficial ownership of any such Units of Beneficial Ownership except to the extent of any pecuniary interest therein.
  
  Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: Permian Basin Royalty Trust
Address of issuer's principal executive offices: 3838 Oak Lawn Ave, Suite 1720, Dallas, Texas (TX), 75219
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed by the Reporting Persons with the Commission on October 10, 2025 (the "Original 13D"). This Amendment No. 1 is being filed solely to add disclosure to the Original 13D in Item 6 with respect to the short put options held by SoftVest, LP, as previously disclosed on the Reporting Persons' Form 3 filed on July 22, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Short Put Options

As of the date hereof, SoftVest, LP has outstanding the following short put options: (i) 3,965 short put options, referencing 396,500 Units, which are currently exercisable at $12.50 per Unit and expire on December 19, 2025 and (ii) one short put option, referencing 100 Units, which is currently exercisable at $15 per Unit and expire on December 19, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (1) Joint Filing Agreement, dated October 9, 2025

## Signatures
- SoftVest Advisors, LLC: /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/10/2025)
- SoftVest GP I, LLC: /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/10/2025)
- SoftVest, L.P.: By: SoftVest GPI, LLC its general partner, /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/10/2025)
- Eric L. Oliver: /s/ Eric Oliver, Eric Oliver (10/10/2025)